

January 12, 2012

Via E-mail
Todd D. Brice
Chief Executive Officer
S&T Bancorp, Inc.
800 Philadelphia Street
Indiana, PA 15701

Re: **S&T Bancorp, Inc.**
                Form 10-K
                For Fiscal Year Ended December 31, 2010
                Filed March 16, 2011
                Form 10-Q for Fiscal Quarter Ended September 30, 2011
                Filed November 4, 2011
                File No. 000-12508

Dear Mr. Brice:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings clearly identifying new and deleted disclosure, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Year Ending December 31, 2010

MD&A, page 25

Allowance for Loan Losses, page 46

1. We have reviewed your response to comment five of our letter dated November 3, 2011 regarding changes and adjustments to your allowance for loan loss methodology.   Please

explain and revise future filings to clearly indicate how the "absolute high method" and "average method" are computed, what these methods represent and how they are considered and numerically weighted into the allowance for loan loss calculations. Please also include more granular and transparent disclosure regarding how and why you "expanded the rating scale for qualitative adjustments," including the specific qualitative adjustments you included, any changes to previously included adjustments and why you believe you needed to make these changes. Further, please revise future filings to fully disclose any changes to your allowance for loan loss methodology, why they were made, and how they impacted the financial statements.

Form 10-Q for the Nine Month Period Ending September 30, 2011

Financial Statements

Note 7 – Allowance for Loan Losses, page 20

2. In this section, we note the significant increase in commercial real estate impaired loans that did not require a related allowance, in the three month period ending September 30, 2011. We further note your disclosure on page 32 stating that in the three months ending September 30, 2011, no new significant impaired loans requiring a specific reserve were identified. Please tell us and expand upon this disclosure in future filings to discuss the nature of the commercial real estate impaired loans. Please also discuss the underlying collateral supporting the loan(s), the amount of any charge-offs recognized for the loan(s), as applicable, the date and amount of the last appraisal obtained for the underlying collateral, and the estimated fair value of the underlying collateral as of the period presented.

You may contact Babette Cooper at 202-551-3396 or me at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Mike Clampitt at 202-551-3434 with any other questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant